Exhibit 99.1

DDC Enterprise Limited Reports Preliminary Unaudited Record High 2025 Revenue and Adjusted EBITDA (1);

Expands Bitcoin Treasury to 2,183 BTC

NEW YORK, March 4, 2026 (GLOBE NEWSWIRE) – DDC Enterprise Limited (the “Company,” “we,” or “DDC”) (NYSE American: DDC), today announced preliminary unaudited financial results for the full year ended December 31, 2025. The Company expects to report record revenue and positive Adjusted EBITDA driven by growth and margin expansion in its consumer food business. Final audited results are expected to be released in mid-April 2026.

Full-Year 2025 Financial Highlights

•	Revenue: Expected to be in the range of $39.0 million to $41.0 million, representing a record high for the Company.

•	Organic Growth: Excluding the strategic downsizing of U.S. operations, core revenue grew 11% to 17% year-over-year.

•	Gross Profit Margin: Expected to be between 28% and 30%, reflecting improved operational efficiency.

•	Adjusted EBITDA: The Company expects to report positive Adjusted EBITDA for full-year 2025, a significant turnaround from a loss of $3.5 million in 2024, driven by disciplined cost control and higher-margin sales.

Core Consumer Food Business Performance

DDC’s core consumer food business delivered strong operating performance in 2025. The Company also evaluates Core Consumer Food Business Adjusted EBITDA, which excludes costs associated with the Company’s Bitcoin treasury strategy, as well as non-cash mark-to-market fair value adjustments associated with Bitcoin holdings. Core Consumer Food Business Adjusted EBITDA is expected to range between $5.5 million and $6.0 million for 2025.

Bitcoin Treasury Update

In the first half of 2025, DDC initiated a long-term Bitcoin accumulation strategy to serve as a primary treasury reserve asset.

•	As of December 31, 2025, the Company held 1,183 BTC.

•	As of February 28, 2026, holdings increased to 2,118 BTC.

•	Today, the Company announces an additional purchase of 65 BTC, bringing total Bitcoin holdings to 2,183 BTC.

Management Commentary

“We are proud to close 2025 with record revenue and positive Adjusted EBITDA, reflecting the strength and improving profitability of our consumer food business,” said Norma Chu, Founder, Chairwoman, and CEO of DDC. “We are building a disciplined, growth-oriented food platform with real operating leverage, while allocating capital to Bitcoin with a long-term horizon that matches our conviction. We believe this balanced approach, combining a resilient consumer business with strategic treasury accumulation, positions DDC to create durable long-term value for our shareholders.”

(1)	For full-year 2025, the Company defines “Adjusted EBITDA”, a non-GAAP financial measure, as net income/(loss) excluding interest, tax expense, foreign currency exchange gain/(loss), impairment loss for long-term assets, depreciation and amortization, non-cash market-to-market fair value adjustments associated with financial instruments including Bitcoin holdings and share-based compensation.

ABOUT DDC Enterprise Limited

DDC Enterprise Limited (NYSE: DDC) is spearheading the corporate Bitcoin treasury revolution while maintaining its foundation as a leading global Asian food platform. The Company has strategically positioned Bitcoin as a core reserve asset, executing a bold and accelerating accumulation strategy. While continuing to grow its portfolio of culinary brands, DDC is now at the vanguard of public companies integrating Bitcoin into their financial architecture.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including, for example, statements about NYSE and SEC compliance, estimated revenue, margins, cash and growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Investors:

Yujia Zhai
OG Advisory Group
ddc@orangegroupadvisors.com

Media:

pr@ddc.xyz